Filing under Rule 425 under the Securities Act
of 1933 and deemed filed under Rule 14a-12 of
the Securities Exchange Act of 1934

Filed by: SoftVest Advisors, LLC
Subject Company: Permian Basin Royalty Trust
SEC File No. of Permian Basin Royalty Trust: 001-8033

On May 18, 2026, SoftVest Advisors, LLC issued the following press release.

SOFTVEST AND BLACKBEARD HOLDINGS ANNOUNCE PROPOSED BUSINESS COMBINATION WITH PERMIAN BASIN ROYALTY TRUST

Transaction Would Create a Diversified, NYSE-Listed Energy Royalty and Surface Estate Company

FORT WORTH, Texas — May 18, 2026 — SoftVest, L.P. ("SoftVest"), a significant unitholder of the Permian Basin Royalty Trust (NYSE: PBT) (“PBT "), and Blackbeard Holdings, LLC ("Blackbeard") today announced that they have entered into a preliminary non-binding term sheet contemplating a business combination of PBT and certain Blackbeard assets (the "Transaction"). The Transaction would result in the formation of a new Texas-incorporated, NYSE-listed company ("New PubCo").

Transaction Overview

Under the terms of the proposed Transaction, New PubCo would acquire and own (i) all of the assets and operations of PBT and (ii) US Land Guild, LLC ("USLG"), a wholly owned subsidiary of Blackbeard that will own approximately 66,500 acres of surface estate and a 15% royalty interest associated with certain acreage and mineral interests currently owned by Blackbeard or one of its affiliates.

Immediately following the Transaction, former PBT unitholders would own approximately 58% of New PubCo and Blackbeard and its affiliates would own approximately 42%, reflecting the significant value attributed to PBT's existing asset base and unitholder base in the combined entity.

Strategic Rationale

The proposed Transaction is designed to address the structural limitations of PBT's existing Net Profits Interest ("NPI") framework — originally established in 1980 — and create a modern, durable, diversified land, royalty, and energy company.

Key benefits include:

•	Elimination of NPI cost exposure. The conversion of PBT's net profits interests into a cost-free 15% royalty interest eliminates cost exposure associated with the development and production of its oil and gas assets and is expected to generate more predictable and consistent cash flow for unitholders going forward.

•	Land Holdings – Rebuilding a historic land and minerals business. USLG's approximate 66,500 surface acres are expected to contribute revenue from all operations on its lands. This provides meaningful diversification beyond oil and gas royalties alone and contributes significant real assets to the business.

•	Proven operator with demonstrated track record. Blackbeard has grown production on the Waddell Ranch on the Central Basin Platform from approximately 3,000 barrels per day to over 30,000 barrels per day over the past several years, demonstrating a repeatable model for value creation across the platform and unlocking bypassed reserves through the application of horizontal pad development and modern completion techniques.

•	Platform for future growth. New PubCo would be positioned to acquire additional surface and royalty interests across the Central Basin Platform, leveraging proprietary operating experience accumulated over the past six years.

Quotes

"We have been impressed with the team at Blackbeard for the past five years as they have grown the Waddell Ranch production from 3,000 bbls/day to now over 30,000 bbls/d. We believe there are more opportunities to replicate this success across the Central Basin Platform and are pleased to be partnering with them in this win-win merger of assets."

— Eric Oliver, SoftVest

"We are excited to partner with SoftVest and PBT unitholders in the creation of this new company. SoftVest has had repeated success in unlocking value for shareholders in old, antiquated trusts. We value their perspective in investing and appreciate their long-term time horizon which seeks to compound returns and builds a durable cash-generating business.”

— Jordan Barrett, Blackbeard Holdings

Voting & Approvals

The Transaction is expected to be presented to PBT unitholders for approval at a unitholder meeting to be called in due course. Following the recent court-approved amendment to the Trust's indenture, the Transaction may be approved by a simple majority of unitholders constituting a quorum at such meeting.

Advisors

SoftVest has engaged Stephens Inc. as its financial advisor, and Paul Hastings LLP as its legal advisor in connection with the Transaction.

Blackbeard has engaged Vinson & Elkins LLP as its legal advisor in connection with the Transaction.

Important Additional Information

SoftVest is engaging in discussions with Blackbeard and its affiliates solely in its capacity as a minority unitholder of the Trust, and neither SoftVest nor any of its affiliates, nor their respective directors, officers or other representatives is acting on behalf of the Trust, its trustee or any other Trust unitholder.

The term sheet entered into by SoftVest and Blackbeard is non-binding and no definitive agreement has been executed. There can be no assurance that a definitive agreement will be executed or that the Transaction will be consummated on the terms described herein or at all. Completion of the Transaction is subject to, among other things, the negotiation and execution of definitive agreements, unitholder approval, and receipt of required regulatory approvals.

If the Transaction is pursued, New PubCo will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, which will include a proxy statement of the Trust and a prospectus of New PubCo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will be available through the website maintained by the SEC at www.sec.gov.

SoftVest Advisors, LLC, together with certain of its affiliates and representatives, may be deemed to be participants in the solicitation of proxies from unitholders of the Trust in connection with the proposed Transaction. To the extent required, information regarding the identity of such persons and their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. In addition, information regarding the beneficial ownership of SoftVest Advisors, LLC and certain of its affiliates in the Trust is included in the Schedule 13D filed by SoftVest on May 18, 2026.

Certain statements in this press release contain or are based on "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding our intent, belief or current expectation or assumptions as to future events that may not prove to be accurate. The words "may," "expect," and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance.

Actual performance and results may differ materially from those results anticipated by forward-looking statements made in this release depending on a variety of factors, including, but not limited to: the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the Transaction that could reduce the anticipated benefits of, or cause the parties to abandon, the Transaction; the parties’ ability to agree to definitive Transaction documentation; the parties’ ability to successfully integrate their respective businesses; the possibility that the unitholders of PBT may not approve the Transaction; the risk that the parties to the Transaction may not be able to satisfy the conditions to the Transaction in a timely manner or at all; the risk that announcements relating to the Transaction may have adverse effects on the market price of PBT’s equity interests; the risk that the parties would incur substantial costs as a result of the Transaction; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; deterioration of economic conditions or weakening in credit or capital markets; uncertainty in the consequences of current and future geopolitical events; inflationary pressures and fluctuations in interest rates; energy sector trends, including trends relating to capital expenditures, drilling activity, development activities, production efforts and volumes, actual oil and gas prices and the recoverability of reserves, alternative energy investments in the energy sector, actions and policies of petroleum-producing nations and other changes in the domestic and international energy markets; the effects of an epidemic, pandemic or similar outbreak may have on the businesses to the parties in the Transaction; resolution of legal and other disputes or legal or regulatory compliance issues of the parties to the Transaction; compliance with international, federal, state and local laws and regulations of the parties to the Transaction; the damage and disruption to the business of the parties to the Transaction resulting from natural disasters and the effects of climate change; and the ability of the parties to the Transaction to execute their business plans and long-term initiatives effectively and to overcome these and other known and unknown risks.

All forward-looking statements are based on information currently available to us and we assume no obligation and disclaim any intent to update any such forward-looking statements. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this press release speak as of the date of this press release.